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                                                HUNTON & Williams LLP
                                                RIVERFRONT PLAZA, EAST TOWER
                                                951 EAST BYRD STREET
                                                RICHMOND, VIRGINIA 23219-4074

                                                Tel 804 - 788 - 8200
                                                Fax 804 - 788 - 8218



May 5, 2005


VIA OVERNIGHT DELIVERY


Mr. Jeffrey Shady
Mailstop 0409
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:      Columbia Equity Trust, Inc.
         Registration Statement No.  333-122644

Dear Mr. Shady:

Reference is made to Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-11 filed by Columbia Equity Trust, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on April 27, 2005. Reference is also made to that certain letter, dated April 27, 2005 (the "Response Letter"), from David C. Wright of Hunton & Williams LLP to Ms. Karen
J. Garnett of the Commission, which Response Letter responded to certain comments of the staff of the Commission's Division of Corporation Finance set forth in a letter, dated March 10, 2005, from Ms. Garnett to Oliver T. Carr, III of the Company, and which Response Letter was transmitted to the Commission simultaneously with the filing of Amendment No. 1.

In the Response Letter, the Company agreed to provide supplementally certain materials to the Commission. Enclosed please find:

(1) A redweld folder containing a citation index for the market section source data and copies of market and industry data cited or relied on in Amendment No. 1 (Comments 3 and 59). In each case, we have endeavored to appropriately mark, date and reference the page numbers on which the information is cited.

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Mr. Jeffrey Shady
May 5, 2005
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(2) Attached hereto as Exhibit A, a copy of the Net Roadshow, Inc. Standard
Service Agreement (Comment 79).

(3) Attached hereto as Exhibit B, a schedule of the Company's significant test calculations required by Item 3-14 of Regulation S-X, as referenced in the Response Letter (Company's response to Comment 92).

(4) Attached hereto as Exhibit C, a schedule showing the Company's calculation of compliance with Item 3-09 of Regulation S-X, as referenced in the Response Letter (Company's response to Comment 93).

(5) Attached hereto as Exhibit D, the form of opinion of Venable LLP opining as to the validity of the securities, which remains subject to change (Comment 95).

(6) Attached hereto as Exhibit E, the form of opinion of Hunton & Williams LLP opining as to certain tax matters, which remains subject to change (Comment 95).

As soon as practicable, we will provide to you supplementally under separate cover copies of market and industry data relied upon for the six citations presently unsupported in the enclosed redweld folder, as well as any graphics, maps, photographs and related captions or other artwork that the Company intends to use in the prospectus (Comment 4) and copies of the directed share program materials (Comment 75).

Please call David Wright ((804) 788-8638), Greg Cope ((804) 788-8388) or me with any questions.

Sincerely,

/s/  Christopher C. Green

Christopher C. Green


Direct Dial: 804-788-8309
EMAIL:   cgreen@hunton.com

File No: 53582.20


Enclosures


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                                    Exhibit A

                 (Net Roadshow, Inc. Standard Service Agreement)



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                                    Exhibit B

                   (Schedule of Significant Test Calculations)



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                                    Exhibit C

         (Schedule Showing Compliance With Item 3-09 of Regulation S-X)



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                                    Exhibit D

                        (Form of Opinion of Venable LLP)



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                                    Exhibit E

                   (Form of Opinion of Hunton & Williams LLP)